GE Capital
Invest Direct

GE Capital Select

Earn more on the money you can set aside

for a specific period of time.

Dear GE Interest Plus investor,

If you are interested in earning more than you are currently earning with GE Interest Plus, and can set your money aside for a specific period of time, consider an investment in GE Capital Select term notes.

Like GE Interest Plus, GE Capital Select term notes are a direct investment in the unsecured debt of General Electric Capital Corporation. Unlike GE Interest Plus, which offers a variable rate and access on demand, GE Capital Select term notes pay a fixed rate of interest during a fixed period of time, and must be held to maturity to avoid a penalty for early redemption.*

How much more can you earn? Take a look at currently available terms and rates appearing below:

GE Capital Select Current Terms and Rates (as of 9/16/13)

TERM	RATE **
1 Year	1.25%
2 Years	1.30%
3 Years	1.50%
4 Years	1.70%
5 Years	2.05%

Choose the term that makes the most sense for you and invest as little as $1,000^. If current income is important to you, you can have interest earned on the note paid to you monthly. You must be a resident of the U.S. and be at least 18 years old to apply.

To find out more, carefully read the prospectus and supplement found at our website of view them now by **clicking here**. Then if you decide that an investment in GE Capital Select term notes makes sense for you, you may open your investment online.

Interested? **Click here to learn more.**

Sincerely,

GE Capital Invest Direct

* If you redeem an investment in GE Capital Select term notes prior to its maturity you will incur a 5% early redemption penalty and will only receive 95% of the aggregate principal amount of your initial investment amount (plus 100% of any accrued and unpaid interest and the principal amount of all Notes acquired upon the investment of previously paid interest). See the **prospectus and supplements** for more information.

** The offered rates may change at any time. Your interest rate on an investment will only be set once the investment is funded, and at that time, you will receive the highest rate posted in the 7 calendar days immediately preceding the date the investment is funded. If this rate is unacceptable to you, you will have 10 calendar days after your investment is funded to cancel your investment without incurring a penalty for early redemption.

^ A maximum of $5 Million.